COLLABRX, INC.
44 Montgomery Street, Suite 800
 San Francisco, California  94104

November 20, 2014

By EDGAR Transmission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Gabriel Eckstein

Re:	CollabRx, Inc.: Registration Statement on Form S-1 (File No. 333-199477)

Ladies and Gentlemen:

On November 18, 2014, in accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), CollabRx, Inc. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it might be declared effective at 5 p.m. (Washington, DC time), November 20, 2014, or as soon as practicable thereafter.

We would like to withdraw that request at this time.

If you have any questions regarding this request, please contact William Davisson of Goodwin Procter LLP at (650) 752-3114.

Sincerely,

COLLABRX, INC

By:	/s/ Thomas R. Mika
Name: Thomas R. Mika
Title: President & Chief Executive Officer

cc:            William Davisson, Esq.